Exhibit 99.3

Central GoldTrust

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars)

	As at December 31,
	2012	2011
Net assets:
Gold bullion at market (Note 3)	$1,172,540,928	1,109,474,574
Cash and short-term deposits (Note 4)	17,570,380	21,825,558
Prepaid expenses and other	114,559	206,977
	1,190,225,867	1,131,507,109
Accrued liabilities (Note 6)	(651,608)	(1,021,977)
Net assets representing Unitholders’ equity	$1,189,574,259	1,130,485,132

Represented by:
Capital (Note 5)
Units issued 19,299,000 (2011: 19,299,000)	$744,870,733	744,870,733
Retained earnings inclusive of
unrealized appreciation of holdings	444,703,526	385,614,399
	$1,189,574,259	1,130,485,132

Net asset value per Unit (Notes 2 (c) and 7)	$61.64	58.58
Exchange rate: U.S. $1.00 = Cdn.	$0.9949	1.0170
Net asset value per Unit
expressed in Canadian dollars	$61.32	59.57

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle” “Ian M.T. McAvity”

STATEMENTS OF CHANGES IN NET ASSETS

(expressed in U.S. dollars)

	Years ended December 31,
	2012	2011	2010
Net assets at beginning of year	$1,130,485,132	877,086,656	451,918,006
Increase in Unit capital (Note 5)	-	172,202,784	268,523,556
Net income inclusive of the change in unrealized appreciation of holdings	59,089,127	81,195,692	156,645,094
Increase in net assets during the year	59,089,127	253,398,476	425,168,650
Net assets at end of year	$1,189,574,259	1,130,485,132	877,086,656

See accompanying notes to financial statements.

Central GoldTrust

STATEMENTS OF INCOME

(expressed in U.S. dollars)

	Years ended December 31,
	2012	2011	2010
Income:
Interest	$59,567	43,223	26,952
Change in unrealized appreciation of holdings	63,084,973	84,634,464	159,005,688
Total income	63,144,540	84,677,687	159,032,640
Expenses:
Administration fees (Note 6)	2,290,809	1,953,797	1,344,572
Safekeeping fees and bank charges	1,238,188	1,053,294	634,960
Trustees’ fees and expenses (Note 6)	141,268	108,178	66,268
Auditors’ fees	113,926	115,375	87,331
Legal fees (Note 6)	70,295	68,340	98,258
Regulatory filing fees	64,472	48,417	39,488
Stock exchange fees	58,114	59,324	49,226
Unitholder information	52,664	45,599	48,865
Registrar and transfer agent fees	25,440	28,734	15,836
Miscellaneous	237	937	2,742
Total expenses	4,055,413	3,481,995	2,387,546
Net income inclusive of the change in unrealized appreciation of holdings	$59,089,127	81,195,692	156,645,094
Net income per Unit (Note 2 (c))	$3.06	4.76	11.24

See accompanying notes to financial statements.

STATEMENTS OF UNITHOLDERS’ EQUITY

(expressed in U.S. dollars)

	Years ended December 31,
	2012	2011	2010
Capital (Note 5):
Units: 19,299,000 (2011: 19,299,000; 2010: 16,648,000)	$744,870,733	744,870,733	572,667,949
Retained earnings:
Balance at beginning of year	385,614,399	304,418,707	147,773,613
Net income inclusive of the change in unrealized appreciation of holdings	59,089,127	81,195,692	156,645,094
Balance at end of year	444,703,526	385,614,399	304,418,707
Unitholders’ equity	$1,189,574,259	1,130,485,132	877,086,656

See accompanying notes to financial statements.

Central GoldTrust

Notes to Financial Statements

For the years ended December 31, 2012, 2011 and 2010.

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose, closed-end trust, with voting Units, established under the laws of Ontario on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008.

2.	Summary of significant accounting policies:

GoldTrust’s accounting policies conform with Canadian generally accepted accounting principles (“GAAP”) and are summarized below:

(a)	Foreign currency exchange translation:

Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end. Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the Statements of Income as a foreign currency exchange gain or loss under the caption ‘Miscellaneous’. Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transactions occur.

(b)	Gold holdings:

Gold bullion and gold certificates are valued at market value at the final daily London Bullion Market Association fixing rate. The change in unrealized appreciation of holdings represents the change in the difference between the market value and the average cost of holdings in the period and is recorded in the Statements of Income in accordance with the Canadian Institute of Chartered Accountants Accounting Guideline 18 – Investment Companies (“AcG-18”). Transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation and depreciation are calculated on the average cost basis.

(c)	Per Unit amounts:

The calculation of net income per Unit is based on the weighted average number of Units outstanding during the year. The calculation of the net asset value per Unit is based on the number of Units outstanding at year end. GoldTrust has no dilutive instruments.

(d)	Income taxes:

GoldTrust is taxed as a "Mutual Fund Trust" for income tax purposes. The Trustees may distribute all net realized capital gains and all taxable income directly earned by GoldTrust to its Unitholders and deduct such distributions for income tax purposes. Accordingly, there is no provision for income taxes.

Central GoldTrust

(e)	Future accounting policy:

On December 12, 2011, the Accounting Standards Board of Canada decided to further extend the deferral of International Financial Reporting Standards (IFRS) adoption for investment companies for an additional year. Investment companies will now be required to mandatorily adopt IFRS for interim and annual financial statements for fiscal periods beginning on or after January 1, 2014.

The Trust is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures. The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies. The major areas of focus identified by the current assessment include: first year implementation decisions; statements of cash flows; classification of redeemable Trust Units; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation or depreciation of holdings. The assessment is addressing the impact on the Trust’s accounting system and internal controls required to report under IFRS beginning on the implementation date. The Trust will continue with the assessment and implementation in preparation for its initial filing under IFRS expected for the fiscal year beginning January 1, 2014.

3.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at December 31	2012	2011
Gold bars in fine ounces	698,496	698,496
Gold certificates in fine ounces	6,156	6,156
Total fine ounces of gold	704,652	704,652
Average cost – per fine ounce	$1,013.85	1,013.85
Cost	$714,411,041	714,411,041
Market – per fine ounce	$1,664.00	1,574.50
Market value	$1,172,540,928	1,109,474,574

4.	Cash and short-term deposits:

As at December 31, 2012, GoldTrust held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $603,060 (Cdn. $600,000) bearing interest at a rate of 1.15% per annum and with a maturity date of March 22, 2013. As at December 31, 2012, cash deposits of $16,967,320 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

Central GoldTrust

As at December 31, 2011, GoldTrust held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $688,310 (Cdn. $700,000) bearing interest at a rate of 0.85% per annum and with a maturity date of November 19, 2012. As at December 31, 2011, cash deposits of $21,137,248 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

5.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued. There were 19,299,000 Units issued and outstanding at December 31, 2012 (2011: 19,299,000). Each Unit carries one vote at all meetings of Unitholders. Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices per Unit during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price per Unit on the redemption date.

On November 4, 2011, the Trust, through a public offering, issued 2,651,000 Units for proceeds of $172,802,784, net of underwriting fees of $7,200,116. Costs relating to this public offering were $600,000 and net proceeds were $172,202,784. This issue increased the number of outstanding Units by 15.9%, from 16,648,000 to 19,299,000. The net proceeds from this public offering were used to purchase 93,820 fine ounces of gold in physical bar form at a cost of $163,395,390. The balance of $8,807,394 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

On June 23, 2010, the Trust, through a public offering, issued 5,730,000 Units for proceeds of $268,989,120, net of underwriting fees of $11,207,880. Costs relating to this public offering were $600,000 and net proceeds were $268,389,120. This issue increased the number of outstanding Units by 52%, from 10,918,000 to 16,648,000. The net proceeds from this public offering were used to purchase 207,842 fine ounces of gold in physical bar form at a cost of $257,551,571. The balance of $10,837,549 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

Costs relating to the May 12, 2009 public offering originally estimated at $600,000 were adjusted to actual of $465,565 in fiscal 2010.

Central GoldTrust

It is the policy of the Trust not to issue additional Units to new investors if the result of such issue would be dilutive to existing Unitholders. All of the public offerings identified above were accretive to existing Unitholders at the time of pricing such offerings.

Central GoldTrust

The stated and recorded capital of GoldTrust as at December 31, 2012, 2011 and 2010 was as follows:

	2012	2011	2010
Stated capital – 19,299,000 Units (2011: 19,299,000; 2010: 16,648,000)	$747,457,803	747,457,803	574,655,019
Less: Unit issue costs	2,587,070	2,587,070	1,987,070
Recorded capital	$744,870,733	744,870,733	572,667,949
Weighted average Units outstanding	19,299,000	17,069,255	13,932,137

6.	Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees. The Administrator furnishes administrative, compliance and other services to GoldTrust. For such services, effective January 1, 2008, the Administrator offered and GoldTrust agreed to pay a reduced administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000; and, 0.15% per annum for any excess over $200,000,000 of net assets. Administration fees remitted to Central Gold Managers for the year ended December 31, 2012 increased to $2,290,809 from $1,953,797 for the year ended December 31, 2011 due to the increase in the value of net assets under administration. Included in accrued liabilities at December 31, 2012 is $189,215 (2011: $180,869) due to the Administrator. No Trustees’ fees are paid by GoldTrust to the two Trustees who are nominees of the Administrator of GoldTrust.

GoldTrust incurred legal fees amounting to $70,295 for the year ended December 31, 2012 (2011: $68,340; 2010: $98,258), of which $59,562 (2011: $55,917; 2010: $81,423) was payable to a legal firm to which one of GoldTrust’s Officers is Counsel. A balance of $2,000 relating to these services was included in accrued liabilities at December 31, 2012 (2011: $2,000).

Central GoldTrust

7.	Financial highlights:

	Years ended December 31,
	2012	2011	2010	2009	2008
Per Unit performance:
Net asset value per Unit at beginning of year	$58.58	$52.68	$41.39	$32.39	$31.52
Net loss before the change in unrealized appreciation of holdings	(0.21)	(0.20)	(0.17)	(0.14)	(0.19)
Change in unrealized appreciation of holdings	3.27	4.96	11.41	9.74	0.83
Total increase (1)	3.06	4.76	11.24	9.60	0.64
Net asset value per Unit at end of year	$61.64	$58.58	$52.68	$41.39	$32.39
Total return for year	5.2%	11.2%	27.3%	27.8%	2.8%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses	0.34%	0.35%	0.36%	0.38%	0.63%
Net loss before the change in unrealized appreciation of holdings	0.33%	0.34%	0.35%	0.38%	0.56%

All figures are based on the weighted average number of Units outstanding during the year with the exception of the net asset values per Unit which are based on actual number of Units outstanding at the relevant times.

(1) This table is not meant to be a reconciliation of beginning to end of year net asset value per Unit.

8.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. The Trust’s compliance with these policies and procedures is monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust. Market fluctuations are unpredictable and outside the control of the Trust. New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on December 31, 2012 of $0.9949 Cdn. for each U.S. dollar, together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $6.08 per Unit or Cdn. $6.05 per Unit.

Central GoldTrust

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at December 31, 2012 would not have had any material impact on the net income for the year ended December 31, 2012, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust. Credit risk is monitored on an ongoing basis and is managed by GoldTrust dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of GoldTrust’s assets as liquid. GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 98% of its net assets are in the form of gold bullion which is readily marketable.

9.	Capital stewardship:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders. The Trustees direct the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

Central GoldTrust

10.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian GAAP, are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statements of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Unit.

Subject to the terms and conditions described in Note 5 to these financial statements, the Units are redeemable at the option of the Unitholder. This redemption feature is the basis for the U.S. GAAP classification difference. The likelihood or probability of such redemption is not considered, nor is the fact that the Units are the sole basis of equity ownership of the Trust. Since inception, no holders of Units have tendered their Units to the Trust for redemption.

Under Canadian GAAP the Units are considered to be permanent equity and are classified in Unitholders’ equity in the Statements of Net Assets. Under U.S. GAAP, the redemption value of these Units is calculated in accordance with the provisions of the redemption feature and classified outside of Unitholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

Central GoldTrust

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders of Central GoldTrust

We have audited the accompanying financial statements of Central GoldTrust (“GoldTrust”), which comprise the Statements of Net Assets as at December 31, 2012 and 2011, and the Statements of Changes in Net Assets, Income and Unitholders' Equity for each of the years in the three-year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of GoldTrust as at December 31, 2012 and 2011, and the results of its operations and the changes in its net assets for each of the years in the three-year period ended December 31, 2012 in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), GoldTrust’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2013 expressed an unqualified opinion on GoldTrust’s internal control over financial reporting.

“Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
February 11, 2013

Central GoldTrust

Report of Independent Registered Public Accounting Firm

To the Unitholders of Central GoldTrust

We have audited Central GoldTrust’s (“GoldTrust”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). GoldTrust’s management is responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of internal control over financial reporting included in this Annual Report. Our responsibility is to express an opinion on GoldTrust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A trust’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the trust are being made only in accordance with authorizations of senior officers and trustees of the trust; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the trust’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, GoldTrust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Statements of Net Assets of GoldTrust as of December 31, 2012 and 2011, and the related Statements of Income, Changes in Net Assets and Unitholders’ Equity for each of the years in the three-year period ended December 31, 2012 and our report dated February 11, 2013 expressed an unqualified opinion thereon.

“Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
February 11, 2013